SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                 The Barbers, Hairstyling For Men & Women, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                           (Title of Class Securities)

                                   067160-10-1
                                 (CUSIP Number)

                                December 31, 1998
              Date of Event Which Requires Filing of This Statement


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]    Rule 13d-1(b)

               [ ]    Rule 13d-1(c)

               [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-----------------------------------                                                          -------------------------

CUSIP No. 067160-10-1                                                                        Page 2 of 5 Pages

----------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                        Florence F. Francis
                        ###-##-####
-------- -------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [ ]
                                                                                                             (b) [ ]
-------- -------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
                        U.S.A.

----------------------------------- ------ ---------------------------------------------------------------------------
            NUMBER OF               5      SOLE VOTING POWER
              SHARES                               2,458,701.75 shares (1)(2)
                                    ------ ---------------------------------------------------------------------------
           BENEFICIALLY             6      SHARED VOTING POWER
             OWNED BY                              0 shares
                                    ------ ---------------------------------------------------------------------------
               EACH                 7      SOLE DISPOSITIVE POWER
            REPORTING                              2,466,316.25 shares (1)
                                    ------ ---------------------------------------------------------------------------
              PERSON                8      SHARED DISPOSITIVE POWER
               WITH                                0 shares
-------- -------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,466,316.25 shares (1)

-------- -------------------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)                 [ ]

-------- -------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        60.1%

----------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON  (See Instructions)
                        IN

----------------------------------------------------------------------------------------------------------------------

(1) Includes 175,095 shares owned by the Florence F. Francis 1995 Irrevocable Annuity Trust. The inclusion of such shares in this filing shall not be construed as an admission that the filing person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.
(2) Does not include 7,416.25 shares held in the 401(k) Plan in which the filing person is a participant. Such shares are voted by such plan's trustee.

ITEM 1(a)      Name of Issuer:

               The Barbers, Hairstyling For Men & Women, Inc.

ITEM 1(b)      Address of Issuer's Principal Executive Offices:

               300 Industrial Boulevard N.E.
               Minneapolis, Minnesota  55413

ITEM 2(a)      Name of Person Filing:

               Florence F. Francis

ITEM 2(b)      Address of Principal Business Office or, if none, Residence:

               300 Industrial Boulevard N.E.
               Minneapolis, Minnesota  55413

ITEM 2(c)      Citizenship:

               U.S.A.

ITEM 2(d)      Title of Class of Securities:

               Common Stock, $.10 par value

ITEM 2(e)      CUSIP Number:

               067160-10-1

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable.

ITEM 4         Ownership.

        (a)    Amount Beneficially Owned:

               2,466,316.25 shares (includes 175,095 shares owned by the Florence F. Francis 1995 Irrevocable Annuity Trust. The inclusion of such shares in this filing shall not be construed as an admission that the filing person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities)

        (b)    Percent of Class

               60.1%

                                Page 3 of 5 Pages

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote
                      2,458,701.25 shares (1)(2)

               (ii)   shared power to vote or to direct the vote
                      0 shares

               (iii) sole power to dispose or to direct the disposition of 2,466,316.25 shares (1)

               (iv) shared power to dispose or to direct the disposition of 0 shares

                  (1) Includes 175,095 shares owned by the Florence F. Francis 1995 Irrevocable Annuity Trust. The inclusion of such shares in this filing shall not be construed as an admission that the filing person is, for the purposes of
                       Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.
                  (2) Does not include 7,416.25 shares held in the 401(k) Plan in which the filing person is a participant. Such shares are voted by such plan's trustee.

ITEM 5         Ownership of Five Percent or Less of a Class.

               Not applicable.

ITEM 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

ITEM 8         Identification and Classification of Members of Group.

               Not applicable.

ITEM 9         Notice of Dissolution of Group.

               Not applicable.

ITEM 10        Certification.

               Not applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999


                                       By       /s/ Florence F. Francis
                                         ---------------------------------------
                                            Florence F. Francis





                                Page 5 of 5 Pages